EXHIBIT A

               PLAN OF LIQUIDATION AND DISSOLUTION

                                OF

               LEXINGTON TAX FREE MONEY FUND, INC.


     This Plan of Liquidation and Dissolution (the "Plan") of the Lexington Tax Free Money Fund, Inc., a Maryland corporation (the "Fund"), has been approved by the Board of Directors of the Fund (the "Board") as being advisable and in the best interests of the Fund and its stockholders. The Board has directed that this Plan be submitted to the holders of the outstanding voting shares of the Fund's Common Stock (the "Stockholders") for their adoption or rejection at a special meeting of stockholders and has authorized the distribution of a Proxy Statement (the "Proxy Statement") in connection with the solicitation of proxies for such meeting. Upon such adoption, the Fund shall voluntarily dissolve and completely liquidate in accordance with the requirements of the Maryland General Corporation Law (the "MGCL") and the Internal Revenue Code of 1986, as amended (the "Code"), as follows:

     1.   Adoption of Plan.  The effective date of the Plan (the
          "Effective Date") shall be the date on which the Plan is adopted by the shareholders.

     2. Sale or Distribution of Assets. As soon as practicable after the Effective Date, but in no event later than September 30, 1997 (the "Liquidation Period"), the Fund shall have the authority to engage in such transactions as may be appropriate to its dissolution and liquidation, including, without limitation, the consummation of the transactions described in the Proxy Statement.

     3. Provisions for Liabilities. Within the Liquidation Period, the Fund shall pay or discharge or set aside a reserve fund (the "Reserve Fund") for, or otherwise provide for the pay-ment or discharge of, any liabilities and obligations, including, without limitation, contingent liabilities.

     4. Distribution to Stockholders. As soon as practicable after a vote of approval of this Plan by the shareholders of the Fund, the Fund shall liquidate and distribute pro rata on the date of liquidation (the "Liquidation Date") to its shareholders of record as of the close of business on the Liquidation Date all of the remaining assets of the Fund in complete cancellation and redemption of all the outstanding shares of the Fund, except for cash, bank deposits or cash equivalents in an estimated amount necessary to
          (i) discharge any unpaid liabilities of the Fund on the Fund's books on the Liquidation Date, including, but not limited to, income dividends and capital gains distributions, if any, payable for the period prior to the Liquidation Date, and (ii) pay such contingent liabilities as the Fund's Board of Directors shall reasonably deem to exist against the assets of the Fund on the Fund's books.

     5. Notice of Liquidation. As soon as practicable after the Effective Date but in no event later than 20 days prior to the filing of Articles of Dissolution as provided in Section 6 below, the Fund shall mail notice to all its creditors and employees that this Plan has been approved by the Board and the shareholders as provided in the MGCL.

     6. Articles of Dissolution. Within the Liquidation Period and pursuant to the MGCL, the Fund shall prepare and file Articles of Dissolution (the "Articles") with and for acceptance by the Maryland State Department of Assessments and Taxation (the "Department").

     7. Amendment or Abandonment of Plan. The Board may modify or amend this Plan at any time without shareholder approval if it determines that such action would be advisable and in the best interests of the Fund and its shareholders. If any amendment or modification appears necessary and in the judgment of the Board will materially and adversely affect the interests of the shareholders, such an amendment or modification will be submitted to the shareholders for approval. In addition, the Board may abandon this Plan without shareholder approval at any time prior to the filing of the Articles if it determines that abandonment would be advisable and in the best interests of the Fund and its shareholders.

     8. Powers of Board and Officers. The Board and the officers of the Fund are authorized to approve such changes to the terms of any of the transactions referred to herein, to interpret any of the provisions of this Plan, and to make, execute and deliver such other agreements, conveyances, assignments, transfers, certificates and other documents and take such other action as the Board and the officers of the Fund deem necessary or desirable in order to carry out the provisions of this Plan and effect the complete liquidation and dissolution of the Fund in accordance with the Code and the MGCL including, without limitation, the filing of a Form N-8F with the Securities and Exchange Commission and withdrawing any qualification to conduct business in any state in which the Fund is so qualified, as well as the preparation and filing of any tax returns.

     9. Termination of Business Operations. As soon as practicable upon adoption of the Plan, the Fund shall cease to conduct business except as shall be necessary in connection with the effectuation of its liquidation.





LEXINGTON TAX FREE MONEY FUND, INC.


Robert M. DeMichele, President